

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Michael Kurlander
Chief Financial Officer
Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel

  Re: Pagaya Technologies Ltd.
    Registration Statement on Form F-1
    Filed April 20, 2023
    File No. 333-271343

Dear Michael Kurlander:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact John Stickel at 202-551-3324 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance